[Morgan Stanley Letterhead]

VIA EDGAR

April 29, 2016

Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)

File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)

File Numbers 811-21831 & 333-140822

AIP Long/Short Fund A (“LSF A”)

File Numbers 811-22094 & 333-144612

AIP Long/Short Fund P (“LSF P”)

File Numbers 811-22095 & 333-144614

AIP Macro Registered Fund A (“Macro A”)

File Numbers 811-22682 & 333-180380

AIP Macro Registered Fund P (“Macro P”)

AIP Multi-Strategy Fund A (“AMS A”)

File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (“AMS P”)

File Numbers 811-22193 & 333-149943

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Minore:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on February 29, 2016 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent post-effective amendments to their respective registration statements (each an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

GENERAL COMMENTS

1.	Comment: Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response: This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

PROSPECTUS

ALL FUNDS

2.	Comment: On the cover page of each Fund’s prospectus, please present the disclosure in the “Risk Factors and Restrictions on Transfer” section in a bullet point format. Please also state that the shares are not listed on an exchange and it is not anticipated that a secondary market will develop and thus an investment in the fund may not be suitable for investors who may need the money they invest in the foreseeable future.

Response: The disclosure has been revised accordingly.

3.	Comment: On page 13, the “Summary of Terms—Adviser Payments” section of each Fund’s prospectus discloses that “[t]he Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries . . . in connection with the sale, distribution and retention of Shares and/or Shareholder servicing.” These additional compensation constitute commissions and should be reflected in the footnote to the pricing table. Please see Instruction 2 to Item 1.g of Form N-2.

Response: We respectfully acknowledge the comment; however, we do not believe that the Adviser’s revenue sharing payments to intermediaries are disclosable as “commissions” as that term is defined under paragraph 17 of Schedule A of the Securities Act of 1933, as amended (the “1933 Act”). Specifically, we note that paragraph 17 requires only disclosure of certain payments made (i) by the issuer or (ii) a person in which the issuer has an interest or which is directed by, controlled or under common control with the issuer. The Adviser does not fall into any of these categories, and, thus, any payments made by it are not commissions disclosable under Item 1.g of Form N-2.

4.	Comment: In the “Summary of Fees and Expenses” section of each Fund’s prospectus, the parenthetical to the heading of the “Annual Fund Expenses” table heading discloses that the expenses are expressed “as a percentage of the Fund’s net assets.” Please consider revising the parenthetical to include the phrase “attributable to common shares.”

Response: We respectfully acknowledge your comment; however, we note that each Fund only issues common shares and accordingly, we believe the current disclosure is appropriate.

5.	Comment: Please include a completed fee table, expense example and financial highlights and incorporate by reference the December 31, 2015 financial statements in the Amendment for each Fund. Please also include the auditor’s consent in each Amendment.

Response: The disclosure has been revised accordingly and the auditor’s consent is included as an exhibit in each Amendment.

6.	Comment: The first sentence in the “Limits of Risk Disclosures” section in each Fund’s prospectus discloses that the “discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund.” Please disclose that the material risks are nonetheless disclosed in the Prospectus. If all of the material risks have not been disclosed, please revise the prospectus to disclose all material risks.

Response: The disclosure has been revised to state that the prospectus discloses all material risks involved with an investment in a Fund of which the Fund currently is aware.

7.	Comment: The “Conflicts of Interest” section of each Fund’s prospectus states that “[t]he Adviser can give no assurance that any conflicts of interest will be resolved in favor of the Fund or the Shareholders.” Please explain supplementally how the referenced disclosure can be reconciled with the Adviser’s fiduciary duties to each Fund and their shareholders.

Response: In accordance with applicable law, the Adviser has implemented policies and procedures to manage the conflicts of interest that are inherent in the advisory business generally. Under these policies and procedures, the Adviser seeks to resolve the conflicts that may arise in the ordinary course of business by taking into consideration the facts and circumstances of each activity engaged in by the Adviser that may conflict with the interests of its clients, including the Funds. Although the Adviser believes that its policies and procedures have been designed and are applied in a way that is consistent with its fiduciary duties to the Funds and their Shareholders, because each potential conflict is evaluated based on its specific facts and circumstances, there is no assurance that the resolution of any given conflict with result in a favorable outcome for a Fund and its Shareholders.

For example, the Adviser seeks to allocate any investment opportunities fairly among the accounts that it manages pursuant to an allocation policy. Because each transaction is evaluated based on its specific facts, although the Adviser believes that its policies and procedures have been implemented in a way that is consistent with its fiduciary duty to all managed accounts and expects that, in the aggregate, each account will receive an appropriate share of investment opportunities, there cannot be an assurance that any given application of the policies and procedures will result in a favorable allocation for a Fund.

8.	Comment: Please file all required exhibits that are noted as “to be filed by amendment.”

Response: All exhibits that had been noted as “to be filed by amendment” have been filed with each Amendment.

9.	Comment: In each Amendment’s signature page, please include the signature of the Principal Accounting Officer or comptroller in compliance with Section 6(a) of the Securities Act of 1933, as amended.

Response: We respectfully acknowledge the comment and note that the Principal Financial Officer fulfills the role of the Principal Accounting Officer/comptroller and signs the registration statement in both capacities under the title of Principal Financial Officer.

AIP MACRO REGISTERED FUND A, AIP MACRO REGISTERED FUND P, AIP MULTI-STRATEGY FUND A & AIP MULTI-STRATEGY FUND P

10.	Comment: In the “Summary of Fees and Expenses” section of each Fund’s prospectus, please confirm that the reference to “total annual operating expenses” in the footnote to the fee waiver and expense reimbursement line item refers to the “total annual fund expenses” for the Fund. If so, please revise the disclosure for consistency.

Response: The disclosure has been revised accordingly.

11.	Comment: Please revise the disclosure in the expense example section to clarify that the contractual fee waiver and expense reimbursement is only reflected in the example of the first year.

Response: We respectfully acknowledge the comment; however, we believe that the expense example should reflect the fee waiver and expense reimbursement for the full ten-year period because, as disclosed in footnote 3 to the fee table, the Adviser is contractually obligated to waive and/or reimburse a Fund’s expenses until the termination of the Fund’s investment advisory agreement.

ALTERNATIVE INVESTMENT PARTNERS ABSOLURE RETURN FUND

12.	Comment: The “Summary of Terms—Adviser Payments” section of the Fund’s prospectus discloses that the amount that the Adviser may pay from its own funds to each Intermediary will not exceed 0.50% of the net asset value of the Fund attributable to each client of such Intermediary. Please reconcile this disclosure with the maximum aggregate compensation payable by the Adviser disclosed in the “Plan of Distribution” section of the Fund’s prospectus.

Response: We respectfully acknowledge the comment; however, we note that the maximum aggregate compensation payable by the Adviser to Intermediaries is 3.0% of the aggregate offering price of the Shares, whereas the payments disclosed in the “Summary of Terms—Adviser Payments” section is 0.50% of the net asset value of the Fund attributable to each client of the relevant Intermediary per year. Accordingly, while the Adviser’s payments to each Intermediary per year are capped at 0.50% of net asset value, its aggregate limit on the compensation to all Intermediaries over the life of the Fund is 3.0% of the aggregate offering price of the Shares.

13.	Comment: On the cover page of the prospectus, the distribution and shareholder servicing fee is disclosed as a monthly fee at the annual rate of up to 0.75% of the net asset value of the outstanding Shares beneficially owned by customers of the Distributor or the Service Agent. Please reconcile this disclosure with the maximum aggregate distribution and shareholder servicing fee payable by the Fund disclosed in the “Plan of Distribution” section.

Response: We respectfully acknowledge the comment; however, we note that the 2.0% number disclosed in the “Plan of Distribution” section of the prospectus is the aggregate cap on all Fund payments made pursuant to the distribution and shareholder servicing fee, whereas the 0.75% disclosed on the cover page is the maximum annual rate payable by the Fund.

AIP LONG/SHORT FUND A & AIP MULTI-STRATEGY FUND A

14.	Comment: With respect to LSF A and AMS A, the fee table in the “Summary of Fees and Expenses” section states that the Funds charge a maximum sales load of 3.00%. Please confirm that the Funds charge a sales load and, if so, please reflect the sales load in the pricing table on the cover page of the prospectus.

Response: We hereby confirm that the LSF A and AMS A do not charge a sales load. The disclosure has been revised to remove all references to a sales load.

AIP MACRO REGISTERED FUND P

15.	Comment: Footnote 2 to the pricing table on the cover page of the prospectus discloses that the Fund pays a distribution and shareholder servicing fee. Please revise the fee table to reflect this distribution and shareholder servicing fee.

Response: The fee table has been revised accordingly.

16.	Comment: On the cover page of the prospectus, the distribution and shareholder servicing fee is disclosed as a monthly fee at the annual rate of up to 0.75% of the net asset value of the outstanding Shares beneficially owned by customers of the Distributor or the Service Agent. Please reconcile this disclosure with the maximum aggregate distribution and shareholder servicing fee payable by the Fund disclosed in the “Plan of Distribution” section.

Response: We respectfully acknowledge the comment; however, we note that the 5.0% number disclosed in the “Plan of Distribution” section of the prospectus is the aggregate cap on all Fund payments made pursuant to the distribution and shareholder servicing fee, whereas the 0.75% disclosed on the cover page is the maximum annual rate payable by the Fund.

As you have requested and as is consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,
/s/ Sheri Schreck
Sheri Schreck

22196353.5